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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                -----------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                -----------------
                               FORE Systems, Inc.
                                (Name of Issuer)
                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)
                                  34 5449 102
                     (CUSIP Number of Class of Securities)
                              Patricia A. Hoffman
                                GEC Incorporated
                             1500 Mittel Boulevard
                            Wood Dale, IL 60191-1073
                   (c/o Videojet Systems International, Inc.)
                                 (630) 238-3995
           (Name, Address and Telephone Number of Persons Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                                  Copies To:
  Philip A. Gelston, Esq.                       Jeffrey I. Gordon, Esq.
  Cravath, Swaine & Moore                        Mayer, Brown & Platt
      Worldwide Plaza                             Bucklersbury House
     825 Eighth Avenue                         3 Queen Victoria Street
    New York, NY 10019                              London EC4N 8EL
 Telephone: (212) 474-1000                              England
                                            Telephone: 011-44-171-246-6200


                 (Name, Address and Telephone Number of Person
                         Authorized to Receive Notices
                              and Communications)

                                 April 26, 1999
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [___].

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).


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CUSIP No. 34 5449 102
--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    GEC Acquisition Corp.

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (a)  [X]
    (b)  [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

    AF

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
Number of       ----------------------------------------------------------------
  Shares        8.  Shared Voting Power
Beneficially
 Owned by             28,118,876
  Each          ---------------------------------------------------------------
Reporting       9.  Sole Dispositive Power
 Person
  With
                ----------------------------------------------------------------
                10. Shared Dispositive Power

                      28,118,876

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     28,118,876

--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     Approximately 24.13% of the Common Stock Outstanding
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
--------------------------------------------------------------------------------

*See Note on page 5.

CUSIP No. 34 5449 102

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    GEC Incorporated

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (a)  [X]
    (b)  [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

    BK

--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware

--------------------------------------------------------------------------------
                   7.  Sole Voting Power
     Number of     -------------------------------------------------------------
      Shares       8.  Shared Voting Power
   Beneficially
     Owned by          28,118,876
       Each        -------------------------------------------------------------
     Reporting     9.  Sole Dispositive Power
      Person
       With        -------------------------------------------------------------
                   10. Shared Dispositive Power

                       28,118,876
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     28,118,876

--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     Approximately 24.13% of the Common Stock
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
--------------------------------------------------------------------------------


*See Note on page 5.

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CUSIP No. 34 5449 102

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    The General Electric Company, p.l.c.

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (a)  [X]
    (b)  [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

    BK, OO

--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    England

--------------------------------------------------------------------------------
                     7.  Sole Voting Power
     Number of       -----------------------------------------------------------
      Shares         8.  Shared Voting Power
   Beneficially
     Owned by            28,118,876*
       Each          -----------------------------------------------------------
     Reporting       9.  Sole Dispositive Power
      Person
       With          -----------------------------------------------------------
                     10. Shared Dispositive Power

                         28,118,876*
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     28,118,876*

--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     Approximately 24.13% of the Common Stock

--------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
--------------------------------------------------------------------------------

*See Note on page 5.

     On April 26, 1999, GEC Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of GEC Incorporated ("Parent"), and FORE Systems, Inc. (the "Company") entered into a Stock Option Agreement (the "Stock Option Agreement"), pursuant to which the Company granted to the Purchaser an option ("Option") to purchase up to 23,187,340 shares of Common Stock, par value $0.01 per share (the "Shares"), of the Company at a price per Share equal to the Offer Price (as defined in the Offer to Purchase referred to below). In no event will the number of Shares subject to the Option exceed 19.9% of the outstanding Shares. The Option is exercisable in most cases when the Termination Fee (as defined in the Offer to Purchase) is payable under the Merger Agreement (as defined in the Offer to Purchase). In addition, the Option is exercisable following the Purchaser's acceptance of Shares for payment pursuant to the Offer (as defined in the Offer to Purchase) to the extent the effect of such exercise would result in Parent owning, directly or indirectly, immediately after such exercise 90% of the then outstanding Shares. In addition, on April 26, 1999, Parent and the Purchaser entered into a Stockholder Agreement (the "Stockholder Agreement") with two of the founding stockholders of the Company (the "Founding Stockholders"), pursuant to which each Founding Stockholder has agreed, among other things, to sell to the Purchaser immediately following the Offer all the Shares that he beneficially owns at a price per Share equal to the Offer Price. The Founding Stockholders have also agreed to tender such Shares in the Offer at a price per Share equal to the Offer Price if directed to do so by the Purchaser. In addition, each Founding Stockholder has granted the Purchaser an option to purchase all his Shares at a price equal to the Offer Price under certain circumstances and subject to certain conditions. Under the Stockholder Agreement, each Founding Stockholder has granted to certain individuals designated by Parent an irrevocable proxy with respect to the Shares subject to the Stockholder Agreement to vote such Shares under certain circumstances. The Purchaser's right to purchase and vote the Shares subject to the Stock Option Agreement and the Stockholder Agreement is reflected in Rows 8 and 10 of each of the tables above. A copy of each of the Stock Option Agreement and the Stockholder Agreement is attached hereto as an Exhibit, and each of the Stock Option Agreement and the Stockholder Agreement is described more fully in
Section 12 of the Offer to Purchase dated April 30, 1999 (the "Offer to Purchase") attached hereto as Exhibit 2(a).


Item 1.  Security and Issuer

     (a) This Schedule 13D relates to the Common Stock, par value $0.01 per share, of FORE Systems, Inc.

     (b) The Issuer is FORE Systems, Inc., a Delaware corporation.

     (c) The address of the Issuer's principal executive office is 1000 FORE Drive, Warrendale, Pennsylvania 15086-7502.


Item 2.  Identity and Background

     (a)-(c) and (f) This Schedule 13D is being filed by the Purchaser, a Delaware corporation and a wholly owned subsidiary of Parent, a Delaware corporation, which is a wholly owned subsidiary of The General Electric Company, p.l.c., a public limited company organized under the laws of England and Wales ("GEC, p.l.c."). Information concerning the principal business and the address of the principal offices of the Purchaser, Parent and GEC, p.l.c. is set forth in Section 9 ("Certain Information Concerning the Purchaser, Parent and GEC, p.l.c.") of the Offer to Purchase and is incorporated herein by reference. This filing shall not be construed as an admission that GEC, p.l.c. is, for purposes of Regulation 13D under the Securities Exchange Act of 1934, as amended, a bidder on whose behalf this tender offer is being made. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser, Parent and GEC, p.l.c. is set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference.

     (d) and (e) During the last five years, none of the Purchaser, Parent or GEC, p.l.c. or, to the best knowledge of the Purchaser, Parent or GEC, p.l.c., any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or financial order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


Item 3.  Source and amount of Funds or Other Consideration

     The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.


Item 4.  Purpose of Transaction

     (a)-(g) and (j) The information set forth in Section 12 ("Purpose of the Offer, the Merger Agreement; the Stock Option Agreement; the Stockholder Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

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

     (h) and (i) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.


Item 5.  Interest in Securities of the Issuer

     (a)(c) The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser, Parent and GEC, p.l.c.") and Section 12 ("Purpose of the Offer, the Merger Agreement; the Stock Option Agreement; the Stockholder Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

     The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser, Parent and GEC, p.l.c"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and
Section 12 ("Purpose of the Offer; the Merger Agreement; the Stock Option Agreement; the Stockholder Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

  (1) The Euro 6,000,000,000 Syndicated Credit Facility dated March 25, 1998, among GEC, p.l.c., HSBC Investment Bank PLC, as Agent, Marine Midland Bank, as US Swingline Agent, and certain other financial institutions.

  (2)(a) Offer to Purchase.
  (2)(b) Agreement and Plan of Merger dated as of April 26, 1999, among the Purchaser, Parent and the Company.
  (2)(c) Stock Option Agreement dated as of April 26, 1999, between the Company and the Purchaser.
  (2)(d) Stockholder Agreement dated as of April 26, 1999, among the Purchaser, Parent and certain stockholders of the Company.
  (3)    See Exhibits 2(a), 2(b), 2(c) and 2(d).

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 1999

                                 GEC ACQUISITION CORP.,


                                 By /s/ John C. Mayo
                                    --------------------------------
                                    Name:  John C. Mayo
                                    Title: President


                                 GEC INCORPORATED,


                                 By /s/ Michael Lester
                                    ---------------------------------
                                    Name:  Michael Lester
                                    Title: Director


                                 THE GENERAL ELECTRIC COMPANY, P.L.C.,


                                 By /s/ John C. Mayo
                                    ---------------------------------
                                    Name:  John C. Mayo
                                    Title: Director

                                       7
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
                                 EXHIBIT INDEX

Exhibit                                                                                 Page
Number                            Exhibit Name                                          Number
(1)    The Euro 6,000,000,000 Syndicated Credit Facility dated March 25, 1998, among GEC, p.l.c., HSBC Investment Bank PLC, as Agent, Marine Midland
        Bank, as US Swingline Agent, and certain other financial institutions

(2)(a) Offer to Purchase
(2)(b) Agreement and Plan of Merger dated as of April 26, 1999, among the Purchaser, Parent and the Company
(2)(c) Stock Option Agreement dated as of April 26, 1999, between the Company and the Purchaser
(2)(d) Stockholder Agreement dated as of April 26, 1999, among the Purchaser,
        Parent and certain stockholders of the Company
(3)    See exhibits 2(a), 2(b), 2(c) and 2(d)


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